Exhibit 99.1

Investor Presentation January 2025 Zhibao Technology Inc. NASDAQ: ZBAO

1 Forward Looking Statement & Disclaimer This presentation has been prepared by Zhibao Technology Inc. (collectively with its consolidated subsidiaries and affiliated entities, the “ Company “, “we”, “us”, or “our”) solely for informational purpose. No representations, warrants or understandings, express or implied, are made by the Company or any of its officers, directors, affiliates, advisers or representatives as to, and no reliance should be placed upon, the accuracy, fairness, completeness or correctness of the information or opinions presented or contained in this presentation. By viewing or accessing the information contained in this presentation, you acknowledge and agree that none of the Company or any of its officers, directors, affiliates, advisers or representatives accept any responsibility whatsoever (in negligence or otherwise) for any loss howsoever arising from any information presented or contained in this presentation or otherwise arising in connection with the presentation. The information presented or contained in this presentation is subject to change without notice and its accuracy is not guaranteed. None of the Company or any of its affiliates, advisers or representatives or other service providers make any undertaking to update any such information subsequent to the date hereof except as required by law. This presentation should not be construed as legal, tax, investment or other advice. This presentation contains forward - looking statements that reflect our current expectations and views of future events. These statements can be recognized by the use of words such as “expects,” “ plans,” “will,” “estimates,” “projects,” “intends” or words of similar meaning. These forward-looking statements are made only, and are based on, estimates and information available to the Company, as of the date of this presentation, and are not guarantees of future performance. All statements other than statements of historical fact in this presentation are forward - looking statements, including but not limited to, the Company’s goals and growth strategies; the Company’s expectations regarding demand for and market acceptance of the Company’s brand and platforms; the Company’s future business development; the Company’s dependence on the development, update, upgrade and innovations of insurance solutions and technologies on a timely basis; the Company’s ability to attract and retain business channels and end customers; the Company’s ability to compete successfully with its competitors; the Company’s ability to build stable and health relationships with insurance companies; the Company’s ability to develop and maintain effective disclosure controls and internal controls over financial reporting; the Company’s ability to implement its expansion plans and obtain capital resources for its planned growth; the Company’s ability to comply with the continued listing standards of Nasdaq stock market; general economic and business condition in China and elsewhere; the Company's ability to operate as a public company; the period of time for which its current liquidity will enable the Company to fund its operations; the volatility of the Company's operating results and financial condition and the price of its Class A ordinary shares; the Company's ability to attract and retain qualified senior management personnel and research and development staff; and assumptions underlying or related to any of the foregoing and other risks detailed in the Company's filings with the Securities and Exchange Commission (“SEC”) and available on the SEC’s website at http://www.sec.gov . These forward - looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. The Company undertakes no obligation to update forward - looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward - looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. This presentation does not constitute an offer to sell or a solicitation to purchase or subscribe for any securities of the Company for sale in the United States or anywhere else. No part of this presentation shall form the basis of or be relied upon in connection with any contract or commitment whatsoever. Specifically, these materials do not constitute a “prospectus” within the meaning of the US Securities Act of 1933, as amended, and the regulations enacted thereunder. This presentation does not contain all relevant information relating to the Company or its securities, particularly with respect to the risks and special considerations involved with an investment in the securities of the Company. Any decision to purchase the Company’s securities should be made solely on the basis of the information contained in the Company’s public filings and any prospectus relating to the proposed offering. Neither the SEC nor any other regulatory body has passed upon the adequacy or accuracy of this presentation. Any representation to the contrary is a criminal offense. In evaluating its business, the Company uses or may use certain non GAAP measures as supplemental measures to review and assess its operating and financial performance. These non GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating and financial performances, investors should not consider them in isolation, or as a substitute for any consolidated statement of operations data prepared in accordance with US GAAP. THE INFORMATION CONTAINED IN THIS DOCUMENT IS BEING GIVEN SOLELY FOR YOUR INFORMATION AND ONLY FOR YOUR USE IN CONNECTION WITH THIS PRESENTATION. THE INFORMATION CONTAINED HEREIN MAY NOT BE COPIED, REPRODUCED, REDISTRIBUTED, OR OTHERWISE DISCLOSED, IN WHOLE OR IN PART, TO ANY OTHER PERSON IN ANY MANNER.

Zhibao is an innovative, high - growth Insur - Tech company and the market sector leader • Provides proprietary digital insurance brokerage solutions through a 2B2C embedded business model. • Market leader with the largest market share in the to - Business - to - Consumer (2B2C) embedded digital brokerage sector in China. • Proprietary, PaaS (Platform - as - a - Service) - based Digital Insurance Brokerage Platform is the first in the 2B2C digital embedded digital brokerage sector in China, which empowers our business to expand and scale up rapidly. • Zhibao has partnered with over 2,000 1 business channels (“B channels”), through which it has already served the various insurance needs of more than 20 million end customers 1 (“end customers”). Zhibao has developed 40+ innovative and customized insurance solutions covering a wide range of industries. • Zhibao is currently in a fast - growing stage of development. Zhibao at a Glance 1 As of January 10, 2025

Our to - Business - to - Customer Business Model Zhibao provides customized digital insurance solutions to our B Channels B Channel’s online engagement platforms & workflows Embedded B Channel’s existing end customer base To reach Our 2B2C Model Zhibao’s 2B2C business model allows us to efficiently reach and acquire customers at competitive cost By working with B channels with an existing user base, we can reach and serve end customers more precisely General Public Versus Company expends capital on customer acquisition, advertising, building customer loyalty, customer conversation etc. Our advantages: • Acquire end customers at competitive cost • Leverage B Channel’s existing relationship with end users • Target users more precisely • Higher efficiency • Easily scalable across different B Channels • Customer acquisition more predictable and controllable

Our Technological Underpinnings Our proprietary “PaaS” allows us to rapidly assemble and deploy platforms to different B channels reliably. Just like a meal kits, our PaaS provides ”pre - washed” and “pre - cut” ingredients for the assembly of a digital solution. It is the encapsulation of our tech components, expertise & experience from providing digital insurance solutions to our various B channels Our PaaS allows us to quickly and precisely deliver solutions to our B channels and makes our business scalable

Business Segment Overview • Insurance at - large is a rapidly growing field in China and is expected to become the largest insurance market in the world by the mid - 2030s. • The insurance brokerage market & digital insurance brokerage segment are projected to grow quickly alongside the insurance industry - at - large • The 2B2C digital embedded insurance market is a new but very rapidly growing segment • We are pioneers in the 2B2C digital embedded insurance brokerage space in China • We are ideally positioned to capitalize on the growth and continue to build on our market leading position Source: Swiss Re, Frost & Sullivan Insurance • 13.9% Brokerage Services Industry CAGR 1 Digital Insurance • 28.2% Brokerage Service Industry CAGR 1 2B2C Digital • 50.1% Insurance CAGR 1 Brokerage Services 1 Between 2022 - 2027E

Financial Updates Earning Highlights (from FY2024 Annual Report issued Oct 31, 2024) • Revenue increased RMB 41.6M to RMB 183.7M (USD 25.3m) • Gross profit increased RMB 16.1M to RMB 74.8M (USD 10.3m) • Income from operations of RMB 10.1M; Net income of RMB 13.3M • Increased selling expenses by 40%, R&D spending by 56% • B channels increased to 1,800+ 1 • End customers increased to 15 million+ 1 Updates since last earnings report • We expect revenue growth of over 60% while growing gross & operational profit for the first half of FY2025 • B channels increased to 2,000+ 2 • End customers increased to 20 million+ 2 Revenue (FY2024) RMB 183.7M + 41.6M Gross Profit (FY2024) RMB 74.8M +16.1M Net Income (FY2024) RMB 13.3M +44.9 M Source: Company Filings & Internal Data 1 As of September 30, 2024 2 As of January 10, 2025

Our Growth Strategies • Accelerate the expansion of B channels. • Number of B channels grew from 1,800 1 to over 2,000 2 . • Expand our sales force. • Establish partnerships with national and regional brokerage teams in China to allow us to more rapidly grow our number of B channels. • Upgrade and enrich our digital insurance solutions • Our R&D expenses increased by approximately 56% in fiscal year 2024 compared with fiscal year 2023. • Continue to improve our solutions to reduce friction and increase user conversion. • Employ special 2C digital insurance solution to retain and upsell our existing end customers. • Total end customers served grew from 15M 1 of to over 20M 2 . • Expand the business globally. • Signed MOU with brokerage partner in Singapore to facilitate introduction of our solutions to Southeast Asia market. • Accelerated exploration of products to offer to US/European markets in the future. 1 As of September 30, 2024 2 As of January 10, 2025

Our Growth Strategies • Seek new strategic partnerships and cooperation. • We seek out boutique players with similar business models in specific niches as potential strategic cooperation partners. By investing in, and working with these players, we can combine their connections & resources in their niche with our platform & solutions. • We have already approached partners in the sports events and pet insurance space. • Establish our subsidiary reinsurance company in Labuan, Malaysia to support our business. • We have received conditional approval for our reinsurance license in Labuan. We expect to launch our reinsurance company by the Q1 2025.

Latest Updates • Financing • December 2024: Established a three - year financing facility through which we may receive up to $50 million in cash • Strategic Expansions • December 2024: Announced new product line in conjunction with PICC and Munich Re • December 2024: Announced a strategic expansion into the pet insurance market

Zhibao Tech First Mover Advantage Proprietary & Powerful Technology Platform Successful Business Model: 2B2C Digital Embedded Insurance Brokerage Growth Momentum Through Close Partnerships With B channels Diversified and Customized Insurance Solutions Investment Highlights

Our management team has sophisticated insurance and technology background & expertise Our Management Team Botao Ma (Mitchell) Founder, Chairman, Chief Executive Officer • More than 25 years of executive experience in the insurance industry • Chairman of board and general manager of Wills Insurance Brokers Co. Ltd, a Chinese joint venture of an international insurance brokerage group • Served as Associate General Manager of Ping An Property & Casualty Head Office • Director and Associate General Manager of Dongda Brokerage, an insurance brokerage company in Shanghai • Bachelor's Degree in International Shipping & Master's in Marine Law from Shanghai Maritime University, Yuanwen Xia (Sean) Chief Financial Officer • 10+ years experience in PWC and financial management of Fortune 500 companies • 3 years experience in primary market venture capital • Chinese Certified Public Accountant (CPA) • Chartered Financial Analyst (CFA) • Bachelor's Degree from Shanghai Jiaotong University Xiao Luo Co - founder, Chief Operating Officer • Former deputy managing director of risk management department at Willis China • Founder of "risk consulting + insurance trading" model • 15+ years insurance brokerage business and management experience • Bachelor‘s Degree from Shanghai Jiaotong University & MBA of Shanghai Advanced Institute of Finance Yugang Wang Chief Technology Officer • Served successively as architect, development department manager and PMO, director of Information Technology Department of Allianz Life Insurance and head of Information Technology Department of Fosun United Health Insurance • 20+ years IT systems, architecture, operation management experience within the insurance industry • Bachelor's Degree from Zhejiang University

Key Competitive Advantages Competitive Efficiency • Zhibao can create and iterate greater efficiency and speed thanks to our PaaS & digital insurance solutions. • We expect our solutions to be more effective and cost - efficient than many peers because of our experience & investment into our platform. Ideal Business Model • We can acquire end customers efficiently, precisely, and at competitive cost. • Our model is scalable – the number of end customers we can serve can continually increase. • Through future international partnerships , we can adapt our business model abroad. Technology • We can quickly build and deploy quality digital solutions thanks to our PaaS. • Our proprietary PaaS puts us ahead of the competition . Continued investment in our digital insurance solutions expected to allow us to maintain & widen our lead.

Zhibao Technology Inc. Corporate Website: ir.zhibao - tech.com Investor Relations Office ir@zhibao - tech.com Skyline Corporate Communications Group, LLC Scott Powell, President 1177 Avenue of the Americas, 5th Floor New York, NY, 10036 Office: (646) 893 - 5835 Email: info@skylineccg.com Keep in Touch Scan to sign up for email alerts!

Zhibao Technology Inc. NASDAQ: ZBAO Thanks for your attention! Visit us at ir.zhibao - tech.com